UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

eLandia International Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

28413U 20 4

(CUSIP Number)

March 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28413U 20 4	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Stanford International Bank Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Antigua and Barbuda
Number of Shares Beneficially Owned by Each Reporting Persons With	5.	Sole Voting Power 12,364,377
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,364,377
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,364,377
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person (see instructions) OO(1)

CUSIP No. 28413U 20 4	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) R. Allen Stanford
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States and Antigua and Barbuda
Number of Shares Beneficially Owned by Each Reporting Persons With	5.	Sole Voting Power 12,364,377
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,364,377
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,364,377
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.0%
12.	Type of Reporting Person (see instructions) IN

CUSIP No. 28413U 20 4	13G	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer

eLandia International Inc.

	(b)	Address of Issuer’s Principal Executive Offices

8200 NW 52 Terrace, Suite 102, Miami, Florida 33166

Item 2.	(a)	Name of Person Filing

Stanford International Bank Ltd. (“SIBL”) and R. Allen Stanford (“Stanford”)

	(b)	Address of Principal Business Office, or if none, Residence

SIBL: c/o Stanford Financial Group Receivership, 1029 Highway 6 N, Suite 650, Houston, Texas 77079-1006

Stanford: c/o Stanford Financial Group Receivership, 1029 Highway 6 N, Suite 650, Houston, Texas 77079-1006

	(c)	Citizenship

SIBL is a company organized under the laws of Antigua and Barbuda. Stanford is a citizen of the United States and Antigua and Barbuda.

	(d)	Title of Class of Securities

Common Stock, par value $0.00001 per share, of the Issuer (the “Common Stock”)

	(e)	CUSIP Number:

SIBL: 82773R 20 2

Item 3.		Not applicable.

CUSIP No. 28413U 20 4	13G	Page 5 of 7 Pages

Item 4.	Ownership

(a) Amount beneficially owned: SIBL is the holder of record of 12,364,377 shares of Common Stock. Stanford is the beneficial stockholder of SIBL. As a result of his ownership in SIBL, Stanford could be deemed to beneficially own 12,364,377 shares of Common Stock.

(b) Percent of Class: 7.0

(c) Number of shares as to which Reporting Persons have:

(i) Sole power to vote or to direct the vote:

12,364,377 shares

(ii) Shared power to vote or to direct the vote:

0 shares

(iii) Sole power to dispose or to direct the disposition of:

12,364,377 shares

(iv) Shared power to dispose or to direct the disposition of

0 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice and Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Stanford International Bank Ltd. is an entity formed under the laws of Antigua and Barbuda.

CUSIP No. 28413U 20 4	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STANFORD INTERNATIONAL BANK LTD.

April 11, 2011	By:	/s/ Ralph S. Janvey
(Date)	Name:	Ralph S. Janvey
	Title:	Receiver for the assets of Stanford International Bank Ltd.

April 11, 2011	By:	/s/ Ralph S. Janvey
(Date)	Name:	Ralph S. Janvey
	Title:	Receiver for the assets of R. Allen Stanford

CUSIP No. 28413U 20 4	13G	Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, including amendments thereto, with regard to the Common Stock of eLandia International Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

STANFORD INTERNATIONAL BANK LTD.

April 11, 2011	By:	/s/ Ralph S. Janvey
(Date)	Name:	Ralph S. Janvey
	Title:	Receiver for the assets of Stanford International Bank Ltd.

April 11, 2011	By:	/s/ Ralph S. Janvey
(Date)	Name:	Ralph S. Janvey
	Title:	Receiver for the assets of R. Allen Stanford